Exhibit (d)(16)
Schedule A
to the
Investment Subadvisory Agreement
between
RidgeWorth Capital Management, Inc.
and
Seix Investment Advisors LLC
As of May 29, 2009
Corporate Bond Fund
High Income Fund
Intermediate Bond Fund
Investment Grade Bond Fund
Limited Duration Fund
Limited-Term Federal Mortgage Securities Fund
Seix Floating Rate High Income Fund
Seix Global Strategy Fund
Seix High Yield Fund
Total Return Bond Fund
U.S. Government Securities Fund